                                                                    Exhibit 99.4



                        VIATEL HOLDING (BERMUDA) LIMITED


                             REPORT TO SHAREHOLDERS


                       FOR THE PERIOD FROM INCORPORATION
                    ON JANUARY 4, 2002 TO DECEMBER 31, 2002

Viatel is a pan-European specialist provider of high quality, competitively priced communications services to business and carriers, and is at the forefront of developing next generation integrated managed IP services. We own and operate a state-of-the-art fibre optic network providing connectivity to up to 19 cities in Europe and the U.S., and currently service more than 10,000 large corporate and SME customers across Europe.


CONTENTS                                                                    PAGE
--------                                                                    ----
Chairman's Letter.............................................................1

Chief Financial Officer's Review..............................................4

The Board of Directors........................................................7

Viatel Holding (Bermuda) Limited Consolidated Financial Statements, after the emergence from bankruptcy

   Independent Auditors' Report..............................................10

   Consolidated Balance Sheet as of December 31, 2002........................11

   Consolidated Statement of Operations for the period ended
   December 31, 2002.........................................................12

   Consolidated Statement of Comprehensive Income for the period ended
   December 31, 2002.........................................................13

   Consolidated Statement of Shareholders' Equity for the period ended
   December 31, 2002.........................................................14

   Consolidated Statement of Cash Flows for the period ended
   December 31, 2002.........................................................15

   Notes to the Consolidated Financial Statements............................16

Viatel Holding (Bermuda) Limited Financial Statements prior to the emergence from bankruptcy

   Independent Auditors' Report..............................................30

   Balance Sheet as of June 7, 2002..........................................31

   Statement of Operations for the period ended June 7, 2002.................32

   Statement of Comprehensive Loss for the period ended June 7, 2002.........33

   Statement of Shareholders' Equity for the period ended June 7, 2002.......34

   Statement of Cash Flows for the period ended June 7, 2002.................35

   Notes to the Financial Statements.........................................36

VIATEL HOLDING (BERMUDA) LIMITED IS AN EXEMPTED LIMITED COMPANY REGISTERED IN THE ISLANDS OF BERMUDA. THIS ANNUAL REPORT AND ACCOUNTS HAS BEEN SENT TO ALL SHAREHOLDERS OF RECORD AS AT NOVEMBER 14, 2003. IN THIS ANNUAL REPORT, AND UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO "VIATEL", THE "COMPANY", THE "VIATEL GROUP", "WE" AND "OUR" ARE REFERENCES TO VIATEL HOLDING (BERMUDA) LIMITED AND ANY AND ALL OF ITS SUBSIDIARIES FROM TIME TO TIME. REFERENCES TO THE "FISCAL YEAR" OR "FINANCIAL YEAR" ARE REFERENCES TO THE PERIOD ENDING DECEMBER 31, 2002. REFERENCES TO THE "BOARD" OR THE "BOARD OF DIRECTORS" ARE REFERENCES TO THE BOARD OF DIRECTORS OF VIATEL HOLDING (BERMUDA) LIMITED, AS MORE FULLY DESCRIBED ON PAGES 7 & 8. REFERENCES TO THE "PLAN OF REORGANIZATION" ARE REFERENCED TO THE FIRST AMENDED JOINT CHAPTER 11 PLAN OF REORGANIZATION OF VIATEL, INC. AND CERTAIN OF ITS SUBSIDIARIES.

FORWARD LOOKING STATEMENTS

THIS REPORT AND FINANCIAL STATEMENTS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS INCLUDING, AMONG OTHER THINGS, STATEMENTS ABOUT:

o THE COMPANY'S BUSINESS PLAN AND STRATEGIES, THEIR ADVANTAGES AND THE STRATEGY FOR IMPLEMENTING THEM;

o    THE BELIEFS OR EXPECTATIONS OF MANAGEMENT;

o THE COMPANY'S ABILITY OVER THE SHORT TERM TO RAISE SUBSTANTIAL ADDITIONAL CASH FROM THE SALE OF COMMON SHARES, BORROWINGS OR OTHER DEBT FINANCINGS OR OTHERWISE TO FUND OPERATIONS;

o THE UNCERTAIN CONDITIONS IN THE FINANCIAL MARKETS RELATING TO THE TELECOMMUNICATIONS SECTOR WHICH RESTRICT THE READY AVAILABILITY OF INVESTMENT CAPITAL ON REASONABLE TERMS;

o THE ONGOING PROFITABILITY AND ABILITY OF VIATEL'S BUSINESS TO GENERATE REVENUES OR POSITIVE CASH FLOWS; AND

o    THE COST AND REVENUES ATTRIBUTABLE TO RECENT OR FUTURE ACQUISITIONS.

WORDS SUCH AS "ANTICIPATE," "ESTIMATE," "EXPECT," "PROJECT," "INTEND," "PLAN," "BELIEVE," "COULD," "MAY," AND WORDS AND TERMS OF SIMILAR SUBSTANCE USED IN CONNECTION WITH ANY DISCUSSION OF OPERATING OR FINANCIAL PERFORMANCE, TRANSACTIONS OR BUSINESS INITIATIVES, IDENTIFY FORWARD-LOOKING STATEMENTS.

ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS IN THESE FORWARD-LOOKING STATEMENTS ARE REASONABLE IT CAN GIVE NO ASSURANCE THAT THESE EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. FORWARD-LOOKING STATEMENTS ARE BASED ON THE COMPANY'S PRESENT EXPECTATIONS OF FUTURE EVENTS. THEY ARE NOT GUARANTEES OF FUTURE PERFORMANCE. AS SUCH, YOU SHOULD NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE. THE COMPANY IS UNDER NO OBLIGATION, AND EXPRESSLY DISCLAIMS ANY OBLIGATION, TO UPDATE OR ALTER ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO THE ABOVE-REFERENCED RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS CONTEMPLATED BY THE FORWARD-LOOKING STATEMENTS. THE COMPANY'S RELATIVE LEVELS OF PROFIT, REVENUES, COSTS AND CASH FLOWS ARE SUBJECT TO ALL OF THE ABOVE-REFERENCED RISKS.

CHAIRMAN'S LETTER

TO VIATEL SHAREHOLDERS


BACKGROUND

The new Viatel, Viatel Holding (Bermuda) Limited emerged from the bankruptcy of Viatel, Inc. following completion of the Chapter 11 restructuring process in June 2002. The period since has been challenging in the extreme both for the Company and for the telecommunications industry as a whole. Over this period the Board, which was newly appointed on emergence, has focused on ensuring that we have the right management team to take the business forward, on developing a new strategic direction in the face of extremely adverse conditions for carriers, and on minimizing costs and maximising cash. Pursuit of these priorities has generated some significant developments which I would like to explain to shareholders.

ANNUAL GENERAL MEETING

This document contains the consolidated financial statements from the emergence from bankruptcy on June 7, 2002 to December 31, 2002 and the stand-alone financial statements for Viatel Holding (Bermuda) Limited for the period from Incorporation on January 4, 2002 to June 7, 2002 which are to be placed before the Company's shareholders for approval at the Annual General Meeting convened for December 29, 2003. In addition, certain resolutions will be proposed at the Meeting to change the Bye-laws which, for the detailed reasons set out in my letter to you of November 19, the Board judge to be vital for the future of the Company. Specifically, without certain of these changes the Board is convinced that the Company's ability to raise essential new capital is likely to be seriously constrained.

The quorum requirements for the Meeting are demanding - they require shareholders holding more than 50% of the issued shares in the Company to be represented either in person or by proxy. WE WOULD THEREFORE BE GRATEFUL IF ALL SHAREHOLDERS WHO HAVE NOT YET SIGNED A PROXY FORM WOULD NOW DO SO AND MAIL IT AS SOON AS POSSIBLE. AN ADDRESSED AND PRE-PAID ENVELOPE AND FORM OF PROXY IS ENCLOSED FOR THIS PURPOSE. Signing a proxy will not prevent you from attending the Meeting or voting in person if you subsequently decide so to do.

FINANCIAL STATEMENTS

For the period from our emergence from bankruptcy to December 31, 2002 the Company reported an operating profit of $0.4 million after including an exceptional gain on amounts due from the bankruptcy estates of $25.0 million. This led to net income of $1.4 million.

These results reflect the major downturn in the telecoms sector. The business plan adopted post Chapter 11 anticipated a significant reduction of carriers' capacity and some firming of prices and demand. It quickly became apparent, however, that this was not occurring as the economic downturn extended and other carriers emerged from Chapter 11 restructuring free of debt and with networks intact.

In this highly competitive environment our policy was not to pursue business simply to generate unprofitable revenues, but to preserve cash, work to reduce costs as much as possible and to protect the network asset.

Despite the difficult market and economic background we have been successful in these objectives. Furthermore we have made substantial recoveries of assets due to the Company from the bankruptcy estates. As a consequence the Company's cash position at this stage is better than forecast in the original Plan of Reorganisation with, as at November 30, 2003, a net cash position of $30.0 million. However the funding of ongoing operations and the achievement of our new business plan, as described below, will generate a requirement for additional funds before the Company becomes cash positive. The Board is therefore actively reviewing the options for raising further funds.

A more detailed commentary on the 2002 results is given in the Chief Financial Officer's Review on page 4, below.

BUSINESS STRATEGY

During 2002 it became clear to the Board that any significant near term improvement in the competitive environment was unlikely. We therefore began a shift away from concentrating on the sale of bandwidth as a wholesale commodity towards providing value added products to a wider range of enterprise customers. The acquisition of Cybernet in Switzerland and Netcom in the UK in March of 2003 extended this process. We paid less than $4.3 million in aggregate for these businesses. We envisage that Cybernet alone will generate revenues of some $9 million in calendar 2003 and will be significantly cash positive. Netcom has been merged with the Company's own UK operations and is not managed on a stand-alone basis.

In April of 2003 Michael Mahoney resigned as Chairman and Chief Executive. I was appointed as non-executive Chairman and shortly afterwards the Board appointed Mrs. Lucy Woods to be Chief Executive Officer. We were delighted to be able to attract Lucy to this role. She has a strong track record as a senior executive with the BT Group, the incumbent UK fixed line carrier, and as head of WorldCom's EMEA businesses, where she was responsible for a major turnaround. Further information on Lucy Woods and on all the Directors is given on pages 7 and 8 below.

Lucy Woods' first priority has been to develop a new business plan for the Company. This was accomplished and the business plan adopted by the Board earlier in 2003. In summary, the business plan is focused on extending our range of value added products, gearing up our sales efforts and expanding our customer relationships by penetrating, in particular, the market for small and medium sized enterprises. The initial drive is into the UK market but later stages will see the strategy implemented in key European territories. At the same time we have renewed our efforts to penetrate the wholesale market and have recruited a new sales team to generate new profitable business for the network.

We have been pleased with the acquisitions we made and they naturally fit with our strategic plans. We remain open to the possibility of further acquisitions which accelerate achievement of the business plan and can be achieved on satisfactory terms.

THE NETWORK

Shareholders will appreciate from what I have said that the Company remains committed to its network and to its maintenance in good operable condition. The Board believes that in its wholly owned pan-European fiber network the Company has a major strategic asset which will over time once again accrue substantial value. Internet and data traffic continues to grow substantially year on year whilst network capacity is essentially fixed - indeed it is difficult to conceive that given current industry economics, any new network will be developed in the foreseeable future. Any economic recovery will hasten the time when supply and demand come better into balance. In the meantime our maintenance costs are substantial but, thanks to our network's wholly integrated structure, we believe they are significantly lower than those for competitors with equivalent networks.

PROSPECTS

We believe we have made important progress in stabilizing the business and creating a clear strategic path towards creating a viable and potentially profitable future. We are pursuing our business plan with vigor and early progress is encouraging. We remain alert and open minded to opportunities and relationships which will advance or accelerate our progress. Our purpose is to build a viable and profitable business capable of generating satisfactory returns to shareholders. In order to achieve these objectives, however, we do remain dependent on obtaining additional funding in the foreseeable future. As explained above, we are actively pursuing a number of options in this regard.

Finally I would like to express the Directors' sincere appreciation to our customers, employees and shareholders for their ongoing commitment and support.


/s/ Leslie Goodman
-----------------------------
LESLIE GOODMAN
Chairman
December 12, 2003

CHIEF FINANCIAL OFFICER'S REVIEW

OVERVIEW

This was the first period of operation for the Company. Viatel Holding (Bermuda) Limited was incorporated on January 4, 2002 under the laws of Bermuda, as a subsidiary of Viatel Inc. and in anticipation of the consummation of the Plan of Reorganization. Under the terms of the Plan of Reorganization, Viatel, Inc. transferred on June 7, 2002 (the "Consummation Date") to the Company certain of its assets and liabilities, including the shares it held in certain of its subsidiaries. The Company is therefore considered the Successor to Viatel, Inc., which is considered the Predecessor on the date of consummation of the Plan of Reorganization.

The Company has adopted "fresh-start reporting" in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). Under fresh-start reporting, a new, viable entity with a going concern value is created for financial reporting purposes and the consolidated financial statements have been prepared for that new entity on that basis. In accordance with SOP 90-7, the results that are included in the consolidated financial statements are from the Consummation Date to December 31, 2002.

We have also included in this report to shareholders the financial statements of Viatel Holding (Bermuda) Limited for the period from incorporation to June 7, 2002. No trading activities occurred during this period, although the Company did issue shares and options. Due to the accounting for the consummation of the Plan, these financial statements are not comparable to the consolidated financial statements for the period after June 7, 2002.

The assets acquired under the Plan of Reorganization principally included the 6,558 route kilometer fiberoptic network that Viatel, Inc. and its subsidiaries constructed in the period from 1998 to 2001, receivables and cash on hand at Viatel, Inc. at the Consummation Date and the customers of the pan-European network.

The allocated fair values of the assets that were acquired on the Consummation Date were derived from the going concern or Reorganization Value approved by the US Bankruptcy Court and comprise US$35.7 million of property, plant and equipment (principally the pan-European network), cash of US$68.2 million and net other current liabilities of US$5.3 million. Included in the net other current liabilities were US$5.3 million of receivables from the European bankruptcy estates, where Viatel, Inc. was a significant creditor. All such amounts are considered to be 'pre emergence contingencies' and accordingly subsequent changes to the estimate of aggregate amounts to be collected are reported in the statement of operations. The Company ended 2002 with a cash balance of US$53.4 million, approximately US$31.9 million ahead of the business plan disclosed in the Plan of Reorganization.

RESULTS OF OPERATIONS FOR THE PERIOD BETWEEN THE EMERGENCE FROM BANKRUPTCY AND DECEMBER 31, 2002

During the period, trading revenues were derived from our usage of the network, either on the basis of rentals for leased lines provided to our customers, or operating and maintenance charges that are charged to customers who have Indefeasible Rights of Use on capacity on our network. The Company's revenues for the period were US$4.2 million, reflecting the difficulty the Company has faced of gaining traction in the carriers carrier market for wholesale bandwidth following the emergence from bankruptcy.

Cost of Goods sold comprises third party costs incurred directly relating to our revenue. Typically, these include circuits connecting customer premises to our network points of presence and amounted to US$1.5 million, or 36% of revenues for the period under review, leading to a gross margin percentage of 64%.

Selling, general and administrative expenses include network property lease and related costs, periodic right of way and wayleave costs, repair and maintenance costs, advertising and promotional costs; commissions paid to sales representatives; stock compensation expense; bad debt expense; and overhead costs associated with our headquarters, back-office, network operations center and sales offices. In the period, these costs totaled US$24.8 million.

During the period, the liquidators of certain European subsidiaries of the Predecessor indicated that the estimated outcome of their liquidations had improved significantly and would generate additional flows of funds to the Company of US$25.0 million. As at November 30, 2003 $19.0 million of this had been collected. These liquidations are still ongoing and final dividends are still to be paid so it is possible that further funds may ultimately be realized.

The depreciation expense of US$2.5 million is principally associated with the Company's pan-European network.

Together, this resulted in an operating profit of US$0.4 million. The Company recognized net interest income of US$1.0 million, leading to net income for the period of US$1.4 million.

CAPITAL EXPENDITURE

Capital expenditure for the Company in the period between the emergence from bankruptcy and December 31, 2002 amounted to US$1.7 million and related primarily to the completion of the Company's Swiss network. As the network build is complete, it is not anticipated that any future network capital expenditures will be incurred which are not directly related to a customer requirement.

On March 6, 2003, the Company purchased the business and assets of Cybernet (Schweiz) AG for approximately E2.7 million in cash, of which E400,000 was placed into escrow pending review of warranties given by the seller. The Cybernet acquisition provides the Company with a 6,500 strong SME customer base in Switzerland to whom additional and higher value services can be provided utilizing the Company's network and portfolio of services.

On March 7, 2003 the Company purchased the outstanding share capital of Netcom Internet Limited for approximately Pound Sterling450,000 in cash and an additional amount of up to Pound Sterling400,000 in deferred consideration depending upon the outcome of certain third party negotiations. The Netcom acquisition provides the company with a significant number of small and medium sized customers whose services can be provided more cost-effectively utilizing the Company's network.

CASH FLOW

On Consummation of the Plan of Reorganization, the Company received US$68.2 million in cash of which US$14.8 million has been used in the period to fund operations and capital expenditure.

FINANCING

As of November 30, 2003, the Company's available cash held by Viatel Holding (Bermuda) Limited and its subsidiaries amounted to US$30.0 million. The Company currently has limited financial resources available to support ongoing operations, fund its operating business plan and pay ongoing operational obligations as they become due. We currently believe that our existing capital resources and cash from operations will be insufficient to enable us to satisfy our expected cash funding and working capital requirements beyond April 2004.

The Directors are in the process of discussing financing options with a number of interested investors, and they are confident that the required funds can be secured. However they can provide no assurance that they will be successful in raising the additional cash required to fund operations until the Company becomes cash-flow positive.


/s/ Stephen Grist
-------------------------------
STEPHEN GRIST
Chief Financial Officer
December 12, 2003

THE BOARD OF DIRECTORS

The business of the Company is managed by its Board of Directors. The Board is currently made up of the Chairman, the Chief Executive Officer and four non-executive directors. Biographical details of the directors are as follows:


CHAIRMAN

LESLIE GOODMAN

Mr. Goodman has served as our Chairman since April 2003. Prior to assuming such position, Mr. Goodman served as a Director of the Company since June 2002. Mr. Goodman is a UK qualified solicitor who has spent over 30 years in the investment banking and insurance industries. He has been a Director of investment banks Hill Samuel and Barclays de Zoete Wedd, and Chief Executive Officer of ACE London the UK business of ACE Limited, the Bermuda based, NYSE listed insurance group. He currently serves as the Chairman of the Evenser Group.

CHIEF EXECUTIVE OFFICER

LUCY WOODS

Mrs. Woods has served as our Chief Executive Officer since May 2003. Mrs. Woods has over 20 years of telecommunications experience in the UK and European markets. From 1999 to 2003, she was Senior Vice President for MCI Europe, Middle East and Africa. Prior to that, she was a senior executive at British Telecom, where she held the posts of CEO of British Telecom Northern Ireland and the Republic of Ireland. Mrs. Woods was a member of the Patten Commission for Policing in Northern Ireland.

NON-EXECUTIVE DIRECTORS

S. DENNIS BELCHER

Mr. Belcher has served as a Director of the Company since June 2002. Mr. Belcher has forty-four years of experience in banking in the United Kingdom, United States and Canada. At the time of his retirement in March 2002, he was Executive Vice President, Credit and Risk Management and a member of the Loan Policy Committee at the Bank of Nova Scotia. Mr. Belcher's other directorships include Call-Net Enterprises, Inc., Foamex International Inc., Rand McNally and Company, Richtree Inc. and Slater Steel, Inc. Mr. Belcher is an Associate of the Institute of Bankers (UK), a graduate of the Stonier School of Banking and a Fellow of the Insolvency Institute of Canada.

KEVIN POWER

Mr. Power has served as a Director of the Company since September 2002. He has served as the Chairman of ECTA, the European Competitive Telecommunications Association since 2000 and was a member of the Board of Universal Access, Inc. from 2000-2003. He has over 18 years experience as a senior telecommunications executive in a number of companies, including GTS, Orion Network Systems and Intelsat.

EDWARD GREENBERG

Mr. Greenberg has served as a Director of the Company since April 2003. Mr. Greenberg, who has over 20 years of telecommunications experience, is an Advisory Director at Morgan Stanley. He was previously a highly ranked Research Analyst at Sanford Berstein and Co., Morgan Stanley and was a Director of Telecom Research at Morgan Stanley for four years. For the last 5 years, Mr. Greenberg was a Managing Director and Global telecom Strategist in Morgan Stanley's investment banking department. Previously, Mr. Greenberg served as a telecommunications policy specialist with the National Telecommunications and Information Administration and as an economist with the Federal Communications Commission.

THOMAS DOSTER

Mr. Doster has served as a Director of the company since June 2002. He is an Executive Director in the Distressed Research department at Morgan Stanley & Co. and was the Chairman of the Viatel, Inc. creditors' committee. Mr. Doster has 12 years experience in the fields of High Yield and Distressed Debt at Morgan Stanley & Co. and Goldman, Sachs & Co.

                        VIATEL HOLDING (BERMUDA) LIMITED






                    AUDITORS' REPORT AND FINANCIAL STATEMENTS



               FOR THE PERIOD FROM CONSUMMATION OF VIATEL, INC.'S
          PLAN OF REORGANIZATION ON JUNE 7, 2002 TO DECEMBER 31, 2002

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Viatel Holding (Bermuda) Limited
Hamilton, Bermuda

        We have audited the accompanying consolidated balance sheet of Viatel Holding (Bermuda) Limited, a Bermuda Company and subsidiaries (the "Company") as of December 31, 2002 and the related consolidated statement of operations, comprehensive income, shareholders' equity and cash flows for the period from June 7, 2002 to December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As more fully described in Note 1 to the consolidated financial statements, the Bankruptcy Court entered an order confirming the Plan of Reorganization, which became effective after the close of business on June 7, 2002. Accordingly, the accompanying financial statements have been prepared in conformity with AICPA Statement of Position 90-7, Financial Reporting for Entities in Reorganization Under the Bankruptcy Code for the successor Company as a new entity with assets, liabilities and a capital structure not comparable with prior periods.

        In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and the consolidated results of its operations and its consolidated cash flows for the period from June 7, 2002 to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.






/s/  DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

London, England
December 12, 2003

                        VIATEL HOLDING (BERMUDA) LIMITED
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
            (United States Dollars in thousands, except share data)


                                                                                   ------------
                                                                                   DECEMBER 31,
                                                                                       2002
                                                                                   ------------
                                           ASSETS
Current Assets:
  Cash and cash equivalents .....................................................      53,408
  Accounts receivable (net of allowance for doubtful debts of $790) .............       4,568
  Amounts receivable from bankruptcy estates within one year ....................      14,910
  Prepaid expenses and other current assets .....................................       3,288
                                                                                      -------
    Total current assets ........................................................      76,174
  Amounts receivable from bankruptcy estates after more than 1 year .............       5,975
  Property and equipment, net ...................................................      37,947
  Other assets ..................................................................         955
                                                                                      -------
    Total assets ................................................................     121,051
                                                                                      =======

                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable ..............................................................       3,890
  Accrued expenses ..............................................................       3,193
  Accrued administrative and priority claims ....................................       4,195
  Deferred Revenue ..............................................................         662
  Other current liabilities .....................................................         751
                                                                                      -------
    Total current liabilities ...................................................      12,691

Long-term Liabilities:
  Future performance obligations ................................................       4,600
                                                                                      -------
    Total long-term liabilities .................................................       4,600
Commitments and contingencies (Note 8) ..........................................          --

Shareholders' equity:
  Common Stock, $.01 par value - 100,000,000 shares authorized; 10,560,000 shares
    issued and outstanding ......................................................         106
  Additional paid-in capital ....................................................      98,605
  Accumulated other comprehensive income ........................................       3,635
  Retained Earnings .............................................................       1,414
                                                                                      -------
    Total shareholders' equity ..................................................     103,760
                                                                                      -------
    Total liabilities and shareholders' equity ..................................     121,051
                                                                                      =======





          See accompanying notes to consolidated financial statements.

                        VIATEL HOLDING (BERMUDA) LIMITED
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
           (United States Dollars in thousands, except per share data)


                                                                 --------------------
                                                                 FROM JUNE 7, 2002 TO
                                                                  DECEMBER 31, 2002
                                                                 --------------------
Revenue:
  Communication services revenue ..............................         2,793
  Operations and maintenance fee revenue ......................         1,371
                                                                      -------
    Total revenue .............................................         4,164

Operating expenses:
  Cost of services and sales ..................................        (1,506)
  Selling, general and administrative (including non-cash stock
    compensation expense of $75) ..............................       (24,764)
  Gain on amounts due from bankruptcy estates .................        25,003
  Depreciation ................................................        (2,458)
                                                                      -------

    Total operating expenses (net) ............................        (3,725)
                                                                      -------

Operating Income ..............................................           439
Other income (expense):
  Interest and other income ...................................           986
  Interest expense ............................................           (11)
                                                                      -------
Net income before Income Taxes ................................         1,414
  Income Taxes ................................................          --
                                                                      -------
Net income attributable to common stockholders ................         1,414
                                                                      =======

Net income per common share attributable to common
  shareholders, basic .........................................          0.13
                                                                      =======
Net income per common share attributable to common
  shareholders diluted ........................................          0.13
                                                                      =======
Weighted average common shares outstanding, basic .............        10,560
                                                                      =======
Weighted average common shares outstanding, diluted ...........        10,854
                                                                      =======



          See accompanying notes to consolidated financial statements.

                        VIATEL HOLDING (BERMUDA) LIMITED
                                AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
                      (United States Dollars in thousands)


                                                           --------------------
                                                           FROM JUNE 7, 2002 TO
                                                             DECEMBER 31, 2002
                                                           --------------------
Net income............................................             1,414
Foreign currency translation adjustment...............             3,635
                                                                   -----
Comprehensive income..................................             5,049
                                                                   =====


          See accompanying notes to consolidated financial statements.

                        VIATEL HOLDING (BERMUDA) LIMITED
                                AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
             (United States Dollars in thousands, except share data)


                                  NUMBER OF                               ACCUMULATED
                                 SHARES OF                   ADDITIONAL     OTHER
                                   COMMON         COMMON      PAID-IN    COMPREHENSIVE   RETAINED
                                   STOCK           STOCK      CAPITAL      INCOME        EARNINGS      TOTAL
                                 ----------      --------    ----------  -------------   --------   ----------
JUNE 7, 2002 .................   10,560,000          106         --           --             --            106
Effect of consummation of Plan
  of Reorganization ..........         --           --         98,530         --             --         98,530
Issuance of stock options ....         --           --             75         --             --             75
Foreign currency translation
  adjustment .................         --           --           --          3,635           --          3,635
Net income ...................         --           --           --           --            1,414        1,414
                                 ----------   ----------   ----------   ----------        -------   ----------
BALANCE AT DECEMBER 31, 2002 .   10,560,000          106       98,605        3,635          1,414      103,760
                                 ==========   ==========   ==========   ==========        =======   ==========


          See accompanying notes to consolidated financial statements.

                        VIATEL HOLDING (BERMUDA) LIMITED
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      (United States Dollars in thousands)


                                                                         --------------------
                                                                         FROM JUNE 7, 2002 TO
                                                                           DECEMBER 31, 2002
                                                                         --------------------
Cash flows from operating activities:
Net income ................................................................       1,414
Adjustments to reconcile net loss to net cash provided by operating activities:
   Depreciation ...........................................................       2,458
   Stock-based compensation charge ........................................          75
Changes in operating assets and liabilities, net of effect of acquisitions:
   Increase in accounts receivable and accrued interest ...................        (540)
   Decrease in prepaid expenses and other receivables .....................       2,843
   Increase in amounts receivable from bankruptcy estates .................     (15,622)
   Increase in other assets ...............................................        (374)
   Decrease in accounts payable, and other accrued expenses ...............      (4,019)
                                                                                -------
   Net cash utilised by operating activities ..............................     (13,765)
                                                                                -------
Cash flows from investing activities:
   Capital expenditures ...................................................      (1,667)
                                                                                -------
   Net cash utilised by investing activities ..............................      (1,667)
                                                                                -------
Effects of exchange rate changes on cash ..................................         605
                                                                                -------
Net decrease in cash and cash equivalents .................................     (14,827)
Cash and cash equivalents at beginning of period ..........................      68,235
                                                                                -------
Cash and cash equivalents at end of period ................................      53,408
                                                                                =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITY

   Interest paid                                                                      8
   Interest received                                                                906
   Taxes paid                                                                         -
   Receipts from bankruptcy estates                                              10,030



           See accompanying notes to consolidated financial statements

                VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

(1)      NATURE OF BUSINESS, BACKGROUND AND BASIS OF PRESENTATION

         Viatel Holding (Bermuda) Limited, was incorporated on January 4, 2002 under the laws of Bermuda, as a subsidiary of Viatel Inc. and in anticipation of the consummation of the First Amended Joint Chapter 11 Plan of Reorganization (the "Plan of Reorganization") of Viatel, Inc. and certain of its subsidiaries. Under the terms of the Plan of Reorganization, Viatel, Inc. transferred on June 7, 2002 (the "Consummation Date") to Viatel Holding (Bermuda) Limited and its subsidiaries certain of its assets and liabilities, including the shares it held in certain of its subsidiaries.

         The Company has adopted "fresh-start reporting" in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). Under fresh-start reporting, a new, viable entity with a going concern value is created for financial reporting purposes and these consolidated financial statements have been prepared for that new entity on that basis. Viatel Holding (Bermuda) Limited and its subsidiaries is therefore considered the Successor to Viatel Inc., which is considered the Predecessor on the date of consummation of the Plan of Reorganization. Accordingly, the results that are presented in the consolidated financial statements are those from the Consummation Date of the Plan of Reorganization on June 7, 2002 to the December 31, 2002. Also in accordance with SOP 90-7, no results of the Predecessor are presented, as they are not comparable to the Successor's results.

         Between the incorporation date of January 4, 2002 and the Consummation Date, the Company issued 10,560,000 common shares to Viatel Inc. for cash consideration of $0.01 each. In addition, and as disclosed in Note 6, the Company issued 744,000 stock options. A stock-based compensation charge, based on the intrinsic value of the options, of $2,311 has been charged in the results of the Predecessor for the period between the issue of the options and the Consummation Date.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company currently has limited financial resources available to support ongoing operations, fund its operating business plan and pay ongoing operational obligations as they become due. We currently believe that our existing capital resources and cash from operations will be insufficient to enable us to satisfy our expected cash funding and working capital requirements beyond April 2004.

         The Directors are in the process of discussing financing options with a number of interested investors, and they are confident that the required funds can be secured. However they can provide no assurance that they will be successful in raising the additional cash required to fund operations until the Company becomes cash-flow positive.

         However, these or other sources of additional funding may not be available to the Company on a timely basis, at acceptable terms or at all. If the Company cannot obtain acceptable financing, the Directors will be forced to dramatically reduce cash requirements or to raise cash, by discontinuing or disposing of existing development programs or business operations, by selling assets or otherwise.

         These financial statements do not include any adjustment that might result from the outcome of this uncertainty.

                VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

(2)      SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are expressed in U.S. Dollars ("Dollars"). The significant accounting policies are summarized as follows:

(a) Basis of Consolidation

         The financial statements consolidate the Company and its majority-owned and controlled subsidiaries from their respective dates of acquisition. All significant inter-company balances and transactions have been eliminated in consolidation. As at December 31, 2002, there were no equity method investments.

(b) Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. The most critical estimates include accounts receivable reserves, impairment charges, useful lives of fixed assets and performance obligations under long-term contracts. Actual amounts and results could differ from those estimates.

(c) Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code"

         On June 7, 2002, the Company as successor to Viatel Inc. adopted "fresh-start reporting" as set out in SOP 90-7. The consolidated financial statements for the Company reflect the adoption of fresh-start reporting as detailed in Note 3.

         Under fresh-start reporting, a new, viable entity with a going concern value is created for financial reporting purposes and the Company consolidated financial statements have been prepared for that new entity on that basis applying the following main principles:

         - The reorganization value of the entity should be allocated to the entity's assets in conformity with the procedures specified by Statement of Financial Accounting Standards No. 141, "Business Combinations", ("SFAS No. 141") for transactions reported on the basis of the purchase method.

         - Each liability existing at the Plan of Reorganization confirmation date, other than deferred taxes, should be stated at present values of amounts to be paid determined at appropriate current interest rates.

         Included in the balance sheet at the Consummation Date are amounts due to be received from the liquidators of subsidiaries of the Predecessor. Such amounts ultimately depend upon the success of the liquidators and are considered pre-confirmation contingencies in accordance with AICPA Practice Bulletin 11, "Accounting for Pre-confirmation contingencies in Fresh-start reporting". Subsequent revisions to the pre-confirmation contingencies are reported in the statement of operations.

                VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

(d) Revenue and Cost of Services and Sales

         The Company records communication services revenue as earned at the time services are provided. The related cost of communication services is reported in the same period.

         Annual operating and maintenance charges are invoiced separately from capacity sales. Revenues relating to such maintenance charges are recognized over the period in which the service is provided. Deferred revenue also includes amounts invoiced for standby maintenance applicable to future periods.

         Costs of the system relating to capacity contracts accounted for as operating leases are recorded in property and equipment and are depreciated over the remaining economic life of the network.

         Operations and maintenance costs are expensed over the period to which the expenditure relates.

         Costs relating to the short-term lease of capacity are recognized over the period of the contract. The costs of network service products are expensed over the period of the recognition of the corresponding revenue. Where network service rebates are received, costs are reduced by the amount of the rebate received.

(e) Advertising Costs

         Advertising costs are expensed as incurred. Such costs are included in sales, general and administrative expenses in the accompanying consolidated statements of operations and amounted to $1 for the period.

(f) Income Taxes

         Income taxes are accounted for under the liability method. Deferred taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax liability or asset is recorded using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liability or asset is expected to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is enacted. Future tax benefits attributable to these differences, if any, are recognizable to the extent that realization of such benefits is more likely than not. A valuation allowance is applied to deferred tax assets in order reduce them to a realizable amount at the balance sheet date.

(g) Net Income per Common Share

         Basic net income per common share is computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the period.

 (h) Property and Equipment

         Property and equipment acquired from Viatel, Inc. and its subsidiaries consists principally of telecommunications related equipment such as fiber optic cable systems, switches, routers and computer hardware and is stated at allocated fair value upon acquisition. All acquisitions of capital equipment are stated at cost thereafter.

                VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)


         Assets acquired under capital leases are stated at the present value of the future minimum lease payments. Maintenance and repairs are expensed as incurred.

         Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the life of the lease or useful life of the improvement whichever is shorter. The estimated useful lives are as follows:

Communications systems and network infrastructure...     5 to 25 years
Furniture, office and computer equipment ...........     2 to 5 years
Land and buildings .................................     Not depreciated

(i) Impairment of Long-lived Assets

         The Company periodically reviews events and changes in circumstances to determine whether the recoverability of the carrying value of long-lived assets should be reassessed. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the fair value and the carrying value of long-lived assets would be recognized. Fair value is generally determined based upon an estimate of the discounted future net cash flows to be generated by the assets.

         Under the testing for impairment, estimates of future cash flows are used to test the recoverability of a long-lived asset, and are based on the existing service potential of the asset. These estimates exclude cash flows associated with future capital expenditures that would increase the service potential of the long-lived asset.

(j) Cash and Cash Equivalents

         Cash equivalents include highly liquid debt instruments purchased with an original maturity of three months or less. The company has no restricted cash.

(k) Foreign Currency Translation

         The functional currency of each of the Company's subsidiaries is the local currency of the country in which each subsidiary is located. Transactions in currencies other than the functional currency are translated into the functional currency at the rates of exchange at the date of each transaction.

         Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is recorded and the date on which it is either settled or translated at period-end exchange rates are recognized in the statement of operations. The foreign exchange loss recognized in the statement of operations and included in "Selling, general and administrative expenses" amounted to $1,421 for the period.

         The financial statements of foreign subsidiaries are translated into United States Dollars using the current-rate method. Accordingly, assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the balance sheet date and the statement of operations of overseas subsidiaries are translated into United States Dollars at average exchange rates. Exchange differences arising from retranslation at period-end exchange rates of the opening net investments and results for the period are charged or credited directly to the cumulative translation adjustment in shareholders' equity.

                VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

(l) Financial Instruments, Derivatives and Concentration of Credit Risk

         At December 31, 2002 the Company's financial instruments included cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The fair values, at December 31, 2002 of cash and cash equivalents, receivables, accounts payable and accrued interest approximated their carrying values because of the short-term nature of these instruments.

         Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing.

         The Company has a diverse customer base, but does have a concentration within the telecommunications industry. Current industry conditions have adversely affected other telecommunications providers, some of whom are customers of the Company. Such adverse effects could result in an inability to fulfill their obligations to the Company, including payment of amounts owed for services provided.

(m) Stock Option Plan

         The Company has adopted the disclosure only provision of SFAS No. 123 "Accounting for Stock-Based Compensation". The Company applied APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for the stock option plans that it operates.

         At December 31, 2002, The Company has one stock-based employee compensation plan, which is more fully described in Note 6. The Company recognizes stock-based compensation in the income statement over the vesting period for each award. The intrinsic value of the option is the difference between the market value of the stock on the measurement date, and the amount required to be paid for the stock. The difference, if any, is charged to expense over the vesting period of the options. Any award of options to non-employees is accounted for under SFAS No. 123 and the fair value of the option is expensed over the vesting period. Under APB 25, the effect of any forfeiture is recognized in the period in which the options are forfeited. No options were granted in the period.

         The table below shows the pro forma net income of the Company if SFAS 123 had been adopted fully during the period, calculated using the Black-Scholes option pricing model. The following assumptions were applied in calculating the fair value of options awarded by the Company prior to the Consummation Date: (1) a risk free interest rate of 4.48% in 2002; (2) an expected life of the options of 5 years; (3) volatility of approximately 48.13% for 2002; and (4) an annual dividend yield of 0% for all years:


                                                       FROM JUNE 7 TO
                                                     DECEMBER 31, 2002
                                                     -----------------
Net income as reported ...........................        1,414
Add: non-cash stock-based compensation charge ....           75
Less: SFAS No. 123 stock-based compensation charge         (106)
                                                       --------
Pro forma net income .............................        1,383
                                                       --------

Basic income per share, as reported ..............         0.13
Basic diluted income per share, as reported ......         0.13
Pro forma basic income per share .................         0.13
Pro forma diluted income per share ...............         0.13

                VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

(n)  Segment Information

         The Company reports segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS 131"). Under SFAS 131 all publicly traded companies are required to report certain information about the operating segments, products, services and geographical areas in which they operate and their major customers. The Company presents segment information externally the same way management uses financial data internally to make operating decisions and assess performance.

(o) Comprehensive Income (Loss)

         The Company reports comprehensive income (loss) in accordance with Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes guidelines for the reporting and display of comprehensive income (loss) and its components in financial statements. Comprehensive income (loss) includes charges and credits to equity that are not the result of transactions with shareholders. Included in other comprehensive income (loss) for the Company are foreign currency translation gains and losses.

(p)  Recent Accounting Pronouncements Issued but Not Yet Adopted

         In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

         o Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

         o Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

         o Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

         SFAS No. 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS No. 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of SFAS No. 150 on its consolidated results of operations, financial position and cash flows but believes that SFAS No. 150 will not have a significant impact, if any, to its financial position.

                VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

         In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46") which addresses the financial reporting by enterprises involved with variable interest entities. FIN 46 addresses both unconsolidated variable interest entities and any new variable interest entities that are created subsequent to the issuance of the interpretation. As of December 31, 2002, the Company did not have any unconsolidated variable interest entities. Any future variable interest entities will be accounted for in accordance with FIN 46.

         In November 2002, the EITF reached a consensus on Issue No. 02-16, "Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor's Products)" ("EITF 02-16"). This Issue addresses the treatment of cash consideration received by a reseller, raised as a response to EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" ("EITF 01-9"). EITF Issue No. 02-16 addresses the income statement classification of consideration from a vendor, as well as the appropriate timing and method of recognition. This issue is effective for the Company's consolidated financial statements for the period beginning January 1, 2003. The Company has not yet determined the effect that adoption of EITF Issue 02-16 will have on its results of operations and financial condition.

         In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on its results of operations and financial condition.

(3)      FRESH-START ACCOUNTING

         The Reorganization Value set out in the Plan of Reorganization was $87.8 million before current liabilities of $7.8 million, and was determined by the Company with the assistance and analysis of its financial advisors. The Reorganization Value was primarily determined on a discounted cash flow analysis utilizing both recent operating results and future projected cash flows over the lives of the network assets were evaluated. The estimated Reorganization Value of the Company is consistent with the basis for the Plan of Reorganization approved by the bankruptcy court.

         The business plan within the Plan of Reorganization was based upon a number of assumptions including general macro-economic conditions and in particular the state of the wholesale telecommunications market in Europe and the Company's competitive position.

         Between the presentation of the Plan of Reorganization and its confirmation by the Bankruptcy Court the Company was able to realize additional net assets of $18.6 million, principally in additional cash and cash equivalents.

         The following table reflects the Company's Consolidated Balance Sheet position as of emergence from bankruptcy after taking into account the fresh start reporting required in accordance with SOP 90-7:

                VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

                                                     At June 7, 2002
                                                     ---------------
Cash and cash equivalents ........................       68,235
Amounts receivable from bankruptcy estates .......        5,263
Trade receivables ................................        4,028
Other current assets .............................        6,131
Property and equipment ...........................       35,708
Other assets .....................................          581
                                                       --------
   Total assets acquired .........................      119,946
                                                       ========

Current liabilities ..............................      (21,310)
                                                       --------
   Total liabilities assumed .....................      (21,310)
                                                       ========

Net assets acquired on consummation of the Plan of
   Reorganization ................................       98,636
                                                       ========

         In accordance with the latest provisional statement of claims recorded by the Claims Agent in the Viatel, Inc. bankruptcy and the claims allowed by the Bankruptcy Court, bondholder claims amounted to $2,161 million, other allowed claims amounted to $119 million and pending claims amounted to $268 million. All these pre-petition liabilities will be discharged pursuant to the Plan of Reorganization and such creditors have received or will receive a pro-rata distribution of the 10,560,000 common shares issued by the Company. Additionally, Predecessor's entire deficit was eliminated. There were no other adjustments to individual assets and liabilities.

          The Reorganization Value was allocated to individual assets and liabilities based on the work of outside financial advisors, as well as internal valuation estimates using discounted cash flow analyses.

(4)      PREPAID EXPENSES AND OTHER CURRENT ASSETS

         Prepaid expenses and other current assets, consist of the following as of December 31:


                                      2002
                                     -----
VAT receivable .................       902
Prepaid Expenses................     2,386
                                     -----
                                     3,288
                                     =====

(5)      PROPERTY AND EQUIPMENT, NET

         Property and equipment consists of the following as of December 31:


                                                                2002
                                                              -------
Land and Buildings .................................            3,411
Communications systems and network infrastructure...           35,516
Furniture, office and computer equipment ...........            1,478
                                                              -------
                                                               40,405
Less accumulated depreciation ......................           (2,458)
                                                              -------
Net Book Value .....................................           37,947
                                                              -------

                VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

(6)  STOCK INCENTIVE PLAN

     The Company has adopted, with stockholder approval, an Equity Incentive Plan (the "Incentive Plan"). Pursuant to the Incentive Plan, "non-qualified" stock options to acquire shares of common stock may be granted to the Company's employees, officers, directors, independent contractors and consultants. The Incentive Plan also provides for the grant of Stock Appreciation Rights, either separately or in tandem with options, entitling holders to cash compensation measured by appreciation in the value of the shares, and Limited Stock Appreciation Rights, that are exercisable upon the occurrence of specified events. The Incentive Plan also authorizes the grant of any other share-based awards, such as restricted stock and bonus stock, as deemed appropriate.

     The Incentive Plan is currently administered by the Compensation Committee of the Company's Board of Directors. The Incentive Plan allows for the issuance of up to a maximum of 1,440,000 shares of common stock of which 696,000 shares remained available for grant at December 31, 2002. Prior to the Consummation Date, the Company issued 744,000 options as described below. During the period from the Consummation Date to December 31, 2002, no options were issued or exercised. The exercise price of the share covered by each non-qualified stock option shall be as determined by the Compensation Committee of the Board of Directors. Should an incentive stock option be granted to a person possessing more than 10% of the combined voting power of the Company, the exercise price shall not be less than 110% of the fair market value of the share on the date of grant. Options are subject to various vesting conditions as disclosed below and have a maximum term of 10 years from the grant date.

     Each option granted pursuant to the Incentive Plan is evidenced by a written agreement, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in that agreement. As at December 31, 2002, no stock options had been granted to non-employees.

     The fair value of the underlying common shares was determined to be US$9.10 per share at the measurement date, being the date of the consummation of the Plan of Reorganization of Viatel, Inc.

     Stock option activity in the period is shown below:

                                                                 WEIGHTED AVERAGE   NUMBER OF SHARES
                                                                  EXERCISE PRICE     (IN THOUSANDS)
                                                                 ----------------   ----------------
     At January 4, 2002 ...................................               --                --
     Granted at below market price before Consummation Date         $   5.65               744
                                                                    --------               ---
     At June 7, 2002 ......................................             5.65               744
     Forfeited ............................................               --                --
     Expired ..............................................               --                --
     Exercised ............................................               --                --
                                                                    --------               ---
     Outstanding at December 31, 2002 .....................         $   5.65               744
                                                                    ========               ===

     The weighted average price of options exercisable at the period end was $3.44 per share.

                VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

     The following table summarizes weighted-average option exercise price information:

                                    OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                   ----------------------------------------------       ---------------------------------
                         NUMBER           WEIGHTED       WEIGHTED            NUMBER              WEIGHTED
                     OUTSTANDING AT        AVERAGE       AVERAGE         EXERCISABLE AT          AVERAGE
EXERCISE           DECEMBER 31, 2002      REMAINING      EXERCISE       DECEMBER 31, 2002        EXERCISE
PRICES               (IN THOUSANDS)         LIFE          PRICE          (IN THOUSANDS)           PRICE
------             -----------------      ---------      --------       -----------------        --------
$ 0.01                    240            9.4 years        $ 0.01              240                $ 0.01
$ 8.33                    504            9.4 years        $ 8.33              168                $ 8.33

     The vesting of the $0.01 options was 100% on the earlier of (i) one year from the May 21, 2002 (the date of grant); (ii) a Change of Control as defined in the underlying employment contract, pursuant to which the options were granted; (iii) termination of employment of the recipient of the options; and
(iv) consummation of the Plan of Reorganization. Consequently, all such options vested on June 7, 2002.

     The vesting of the $8.33 options was 33.4% on the consummation of the Plan of Reorganization; 33.3% on the first anniversary of such Consummation Date and 33.3% on the second anniversary of such date.

     Subsequent to the period end, 384,000 of the $8.33 options were forfeited and 170,000 of the $0.01 options were exercised.

(7)  INCOME TAXES

     At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied in the future, the Company and all its subsidiaries registered in Bermuda have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.

     The provision for income taxes reflected in the accompanying statement of operations consists of taxes incurred on the income earned or activities performed by Group companies in certain jurisdictions, where they are deemed to have a taxable presence or are otherwise subject to tax.

     The statutory Bermuda tax rate for the period ended December 31, 2002 was zero and the statutory rate in the jurisdictions in which the Company operates range from 23% to 40.2%. The effective tax rate was zero for the period ended December 31, 2002 due to the Company incurring net taxable losses for which no tax benefit was recorded.

     The Company has unused net operating loss carryforwards of approximately $154.8 million. Of this amount, $2.1 million represents US net operating losses expiring in 2007 through 2020 and $61.4 million of these losses represent French net operating losses which will expire by 2007. Other net operating losses are generally available in perpetuity. Certain losses arising in foreign jurisdictions are expected to continue to be available to the Company, although their use may be subject to restrictions in the US and elsewhere.

                VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows as of December 31, 2002:

                                                    2002
                                                   -------
     US net operating loss carryforwards ....          838
     Foreign net operating loss carryforwards       53,099
                                                    ------
         Total gross deferred tax assets ....       53,937
     Less valuation allowance ...............      (53,937)
                                                   -------
         Net deferred tax assets ............           --
                                                   =======

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. Management believes that it is more likely than not that the tax benefit from the deferred tax assets will not be realized. Accordingly, management has recorded a full valuation allowance against the net deferred tax asset.

(8)  COMMITMENTS AND CONTINGENCIES

(a) Leases

     At December 31, 2002, the Company was committed under non-cancelable operating leases for the rental of network locations, standby maintenance, office space and motor vehicles. These leases expire at various times through May 2012.

         The Company's future minimum operating lease payments are as follows:

                                                  Network       Standby        Office       Motor
                                                 Locations     Maintenance     Space       Vehicles      Total
                                                 ---------     -----------      -----      --------      -----
2003 ........................................       3,727           565           805          9          5,106
2004 ........................................       3,516           545           766          9          4,836
2005 ........................................       3,333           524           697          8          4,563
2006 ........................................       3,145           505           671          8          4,329
2007 ........................................       2,832           485           538          5          3,859
Thereafter ..................................      30,656         5,618         2,096         --         38,370
                                                   ------         -----         -----        ---         ------
  Total minimum lease payments ..............      47,209         8,242         5,573         39         61,063
                                                   ======         =====         =====        ===         ======

     Total rent expense amounted to $6.1 million for the period from June 7, 2002 to December 31, 2002.

 (b) Litigation

         From time to time, the Company is subject to litigation in the normal course of business.

         The Company is currently the claimant in litigation against Easynet Telecommunications Limited ("Easynet") in relation to certain agreements dated May 30, 2000. The Company's prime case is that Easynet have failed to pay monies owing to the Company. Easynet meanwhile are defending the claim

                VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

and have also counterclaimed against the Company. The trial commenced on November 19, 2003 and is expected to complete in early January 2004. The inevitable result of the litigation is that the Company will have either an asset or a liability. Judgment should, in the normal course of events, follow within three months of completion of the trial.

     The Company has commenced action against Voies Navigables de France ("VNF"), the owners of certain French waterways and to whom it currently pays in excess of E2 million annually for right of way expenses. The claim against VNF is based on the fact that their charges for such rights of way are discriminatory and should conform to the charges levied by the highway and roads authorities in France, which are substantially lower than the charges we suffer.

     The Company believes that any adverse outcome from litigation would not have a material adverse effect on its financial position or results of operations. The Company is not aware of any other material litigation against it. The Company does, however, have various other legal proceedings pending against it or its subsidiaries or on its behalf or that of its subsidiaries.

(c) Amounts due from Liquidators of bankruptcy estates

     As a result of the Plan of Reorganization, the Company has claims against the bankruptcy estates of certain subsidiaries of Viatel Inc. As at the Consummation Date and December 31, 2002 estimates were made as to the expected recoveries of $5.3 million and $20.9 million respectively based upon all available information. Actual recoveries will vary depending upon the success of the liquidators in realizing the value.

(9)  SEGMENT AND GEOGRAPHIC DATA

     The Company's sole operational activity relates to the provision of telecommunications services enabled by the operation of its Pan-European fiber-optic network. The Company's management uses financial data internally to make operating decisions and assess performance based upon this one principal activity of the Company. As such, the Company has one reportable segment.

     Revenues from the three principal customers of the Company's Pan-European Network represent approximately 40%, 28% and 16% each of consolidated revenues.

     The revenue generated by geographic location of customers is as follows:


                                  -----------------
                                   FROM JUNE 7 TO
                                  DECEMBER 31, 2002
                                  -----------------
     United Kingdom .........           1,496
     United States of America           2,136
     Western Europe .........             532
                                        -----
        Consolidated ........           4,164
                                        =====

                VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

     The information below summarizes long-lived assets by geographic area as of December 31:


                                       2002
                                      ------
     France .................         12,992
     United Kingdom .........         11,046
     Belgium ................          4,356
     Germany ................          3,845
     United States of America            234
     Rest of Europe .........          5,474
                                      ------
       Consolidated .........         37,947
                                      ======


                       _________________________________

                        VIATEL HOLDING (BERMUDA) LIMITED






                    AUDITORS' REPORT AND FINANCIAL STATEMENTS




                        FOR THE PERIOD FROM INCORPORATION
                 ON JANUARY 4, 2002 TO IMMEDIATELY PRIOR TO THE
                     CONSUMMATION OF VIATEL, INC.'S PLAN OF
                         REORGANIZATION ON JUNE 7, 2002

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Viatel Holding (Bermuda) Limited
Hamilton, Bermuda

        We have audited the accompanying balance sheet of Viatel Holding (Bermuda) Limited, a Bermuda Company as of June 7, 2002 and the related statement of operations, comprehensive loss, shareholders' equity and cash flows for the period from incorporation on January 4, 2002 to immediately prior to the consummation of the First Amended Joint Chapter 11 Plan of Reorganization (the "Plan") of Viatel, Inc on June 7, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 7, 2002 and the results of its operations and its cash flow for the period from incorporation on January 4, 2002 to immediately prior to the consummation of the Plan of Reorganization on June 7, 2002, in conformity with accounting principles generally accepted in the United States of America.





/s/  DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

London, England
December 12, 2003

                        VIATEL HOLDING (BERMUDA) LIMITED
                                  BALANCE SHEET
             (United States Dollars in thousands, except share data)

                                                                                               ------------
                                                                                               JUNE 7, 2002
                                                                                               ------------
                                             ASSETS
Current Assets:
   Other receivables ........................................................................        106
                                                                                                  ------

      Total current assets ..................................................................        106
                                                                                                  ------
      Total assets ..........................................................................        106
                                                                                                  ======

                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Accounts payable .........................................................................         --
                                                                                                  ------
      Total current liabilities .............................................................         --

Commitments and contingencies (Note 5) ......................................................         --

Shareholders' equity:
   Common Stock, $.01 par value - 100,000,000 shares authorized; 10,560,000 shares issued and
      outstanding ...........................................................................        106
   Additional paid-in capital ...............................................................      2,311
   Accumulated Deficit ......................................................................     (2,311)
                                                                                                  ------
      Total shareholders' equity ............................................................        106
                                                                                                  ------
      Total liabilities and shareholders' equity ............................................        106
                                                                                                  ======



                 See accompanying notes to financial statements.

                        VIATEL HOLDING (BERMUDA) LIMITED
                             STATEMENT OF OPERATIONS
           (United States Dollars in thousands, except per share data)

                                                                 --------------------
                                                                 FROM JANUARY 4, 2002
                                                                   TO JUNE 7, 2002
                                                                 --------------------
Revenue:
   Communication services revenue ..............................             --

      Total revenue ............................................             --

Operating expenses:
   Selling, general and administrative (including non-cash stock
      compensation expense of $2,311) ..........................         (2,311)
                                                                        -------

      Total operating expenses .................................         (2,311)
                                                                        -------

Operating loss .................................................         (2,311)

Other income (expense):
   Interest and other income, net ..............................             --
                                                                        -------

Net loss before income taxes ...................................         (2,311)

   Income taxes ................................................             --
                                                                        -------

Net loss attributable to common stockholders ...................         (2,311)
                                                                        =======

Net loss per common share attributable to common shareholders,
   basic and diluted ...........................................           0.22
                                                                        =======
Weighted average common shares outstanding, basic and diluted ..         10,560
                                                                        =======



                 See accompanying notes to financial statements.

                        VIATEL HOLDING (BERMUDA) LIMITED
                         STATEMENT OF COMPREHENSIVE LOSS
                      (United States Dollars in thousands)

                                              --------------------
                                              FROM JANUARY 4, 2002
                                                 TO JUNE 7, 2002
                                              --------------------
Net loss ....................................        (2,311)
Foreign currency translation adjustment......            --
                                                     ------
Comprehensive loss ..........................        (2,311)
                                                     ======



                 See accompanying notes to financial statements.

                        VIATEL HOLDING (BERMUDA) LIMITED
                       STATEMENT OF SHAREHOLDERS' EQUITY
            (United States Dollars in thousands, except share data)



                                               NUMBER OF                            ACCUMULATED
                                               SHARES OF              ADDITIONAL       OTHER
                                                COMMON      COMMON     PAID-IN     COMPREHENSIVE   ACCUMULATED
                                                 STOCK      STOCK      CAPITAL         INCOME        DEFICIT      TOTAL
                                               ---------    -------   ----------   -------------   -----------   -------
JANUARY 4, 2002 .............................         --       --          --            --               --          --
Issuance of common shares ................... 10,560,000      106          --            --               --         106
Stock-based compensation ....................         --       --       2,311            --               --       2,311
Foreign currency translation adjustment......         --       --          --            --               --          --
Net loss ....................................         --       --          --            --           (2,311)     (2,311)
                                              ----------      ---       -----           ---           ------      ------
BALANCE AT JUNE 7, 2002 ..................... 10,560,000      106       2,311            --           (2,311)        106
                                              ==========      ===       =====           ===           ======      ======



                See accompanying notes to financial statements.

                        VIATEL HOLDING (BERMUDA) LIMITED
                             STATEMENT OF CASH FLOWS
                      (United States Dollars in thousands)


                                                                           --------------------
                                                                           FROM JANUARY 4, 2002
                                                                             TO JUNE 7, 2002
                                                                           --------------------
Cash flows from operating activities:
   Net loss ...............................................................        (2,311)
   Adjustments to reconcile net loss to net cash provided by
      operating activities:
   Stock-based compensation charge ........................................         2,311
                                                                                   ------
      Net cash utilised by operating activities ...........................            --
                                                                                   ------

      Net cash utilised by investing activities                                        --
Cash flows from financing activities:
   Proceeds from offering of common shares ................................            --
                                                                                   ------
      Net cash provided by financing activities ...........................            --
                                                                                   ------
Net increase in cash and cash equivalents .................................            --
                                                                                   ------
Cash and cash equivalents at beginning of period ..........................            --
                                                                                   ------
Cash and cash equivalents at end of period ................................            --
                                                                                   ======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITY

The cash due for the offering of common shares was not received prior to the consummation of the Plan of Reorganization but as part of the consummation itself and consequently is recorded in other receivables.



                 See accompanying notes to financial statements

                        VIATEL HOLDING (BERMUDA) LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

(1)      NATURE OF BUSINESS, BACKGROUND AND BASIS OF PRESENTATION

         Viatel Holding (Bermuda) Limited, was incorporated on January 4, 2002 under the laws of Bermuda, as a subsidiary of Viatel Inc. and in anticipation of the consummation of the First Amended Joint Chapter 11 Plan of Reorganization (the "Plan of Reorganization") of Viatel, Inc. and certain of its subsidiaries. Under the terms of the Plan of Reorganization, Viatel, Inc. transferred on June 7, 2002 (the "Consummation Date") to Viatel Holding (Bermuda) Limited and its subsidiaries certain of its assets and liabilities, including the shares it held in certain of its subsidiaries.

         These financial statements cover the period from incorporation of the Company on January 4, 2002 to immediately prior to the consummation of the Plan of Reorganization on June 7, 2002. Accordingly none of the consummation transactions are reflected in the financial statements.

         The results of operations for the period after the Consummation Date are included in the consolidated financial statements of Viatel Holding (Bermuda) Limited and its subsidiaries for the period from June 7, 2002 to December 31, 2002.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company currently has limited financial resources available to support ongoing operations, fund its operating business plan and pay ongoing operational obligations as they become due. We currently believe that our existing capital resources and cash from operations will be insufficient to enable us to satisfy our expected cash funding and working capital requirements beyond April 2004.

         The Directors are in the process of discussing financing options with a number of interested investors, and they are confident that the required funds can be secured. However they can provide no assurance that they will be successful in raising the additional cash required to fund operations until the Company becomes cash-flow positive.

         However, these or other sources of additional funding may not be available to the Company on a timely basis, at acceptable terms or at all. If the Company cannot obtain acceptable financing, the Directors will be forced to dramatically reduce cash requirements or to raise cash, by discontinuing or disposing of existing development programs or business operations, by selling assets or otherwise.

         These financial statements do not include any adjustment that might result from the outcome of this uncertainty.


(2)       SIGNIFICANT ACCOUNTING POLICIES

           These Company only financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are expressed in U.S. Dollars ("Dollars"). The significant accounting policies are summarized as follows:

(a) Basis of Consolidation

         The financial statements are the stand-alone financial statements of the Company.

                        VIATEL HOLDING (BERMUDA) LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

(b) Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. The most critical estimates include accounts receivable reserves, impairment charges, useful lives of fixed assets, asset retirement obligations and performance obligations under long-term contracts. Actual amounts and results could differ from those estimates.

 (c) Income Taxes

         Income taxes are accounted for under the liability method. Deferred taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax liability or asset is recorded using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liability or asset is expected to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is enacted. Future tax benefits attributable to these differences, if any, are recognizable to the extent that realization of such benefits is more likely than not. A valuation allowance is applied to deferred tax assets in order reduce them to a realizable amount at the balance sheet date.

 (d) Net Income per Common Share

         Basic net income per common share is computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the period. No stock options have been included in the calculation of diluted net income per common share as they are antidilutive in the period.

 (e) Cash and Cash Equivalents

         Cash equivalents include highly liquid debt instruments purchased with an original maturity of three months or less. The company has no restricted cash.

 (f) Stock Option Plan

         The Company has adopted the disclosure only provision of SFAS No. 123 "Accounting for Stock-Based Compensation". The Company applied APB Opinion No. 25 "Accounting for Stock Issues to Employees" and related interpretations in accounting for the stock option plans that it operates.

         During the period, the Company established one stock-based employee compensation plan, which is more fully described in Note 3. The Company recognizes stock-based compensation in the income statement over the vesting period for each award. The intrinsic value of the option is the difference between the market value of the stock on the measurement date, and the amount required to be paid for the stock. The difference, if any, is charged to expense over the vesting period of the options. Any award of options to non-employees is accounted for under SFAS No. 123 and the fair value of the option is expensed over the vesting period. Under APB 25, the effect of any forfeiture is recognized in the period in which the options are forfeited. No options were granted in the period.

                        VIATEL HOLDING (BERMUDA) LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

         The table below shows the pro forma net loss of the Company if SFAS No. 123 had been adopted fully during the period, calculated using the Black-Scholes option pricing model and applying the following assumptions: (1) a risk free interest rate of 4.48%; (2) an expected life of the options of 5 years; (3) volatility of approximately 48.13% for 2002; and (4) an annual dividend yield of 0% for all years:

                                                           FROM JANUARY 4 TO
                                                              JUNE 7, 2002
                                                           -----------------
Net loss as reported .............................             (2,311)
Add: non-cash stock-based compensation charge ....              2,311
Less: SFAS No. 123 stock-based compensation charge             (2,365)
                                                               ------
Pro forma net loss ...............................             (2,365)
                                                               ------
Basic and diluted loss per share, as reported ....              (0.22)
Pro forma basic and diluted loss per share .......              (0.22)

(g) Segment Information

         The Company reports segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS 131"). Under SFAS 131 all publicly traded companies are required to report certain information about the operating segments, products, services and geographical areas in which they operate and their major customers. The Company did not trade, except for the issuance of shares and share options in anticipation of the consummation of the Plan of Reorganization. Accordingly, the Company has one reportable segment.

(h) Comprehensive Income (Loss)

         The Company reports comprehensive income (loss) in accordance with Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes guidelines for the reporting and display of comprehensive income (loss) and its components in financial statements. Comprehensive income (loss) includes charges and credits to equity that are not the result of transactions with shareholders. For the period, the Company did not have any other comprehensive income (loss).

(i) Recent Accounting Pronouncements Issued but Not Yet Adopted

         In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

         o Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

         o Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

                        VIATEL HOLDING (BERMUDA) LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

         o Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

         SFAS No. 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS No. 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of SFAS No. 150 on its consolidated results of operations, financial position and cash flows but believes that SFAS No. 150 will not have a significant impact, if any, to its financial position.

(3)      STOCK INCENTIVE PLAN

         The Company has adopted, with stockholder approval, an Equity Incentive Plan (the "Incentive Plan"). Pursuant to the Incentive Plan, "non-qualified" stock options to acquire shares of common stock may be granted to the Company's employees, officers, directors, independent contractors and consultants. The Incentive Plan also provides for the grant of Stock Appreciation Rights, either separately or in tandem with options, entitling holders to cash compensation measured by appreciation in the value of the shares, and Limited Stock Appreciation Rights, that are exercisable upon the occurrence of specified events. The Incentive Plan also authorizes the grant of any other share-based awards, such as restricted stock and bonus stock, as deemed appropriate.

         The Incentive Plan is currently administered by the Compensation Committee of the Company's Board of Directors. The Incentive Plan allows for the issuance of up to a maximum of 1,440,000 shares of common stock of which 696,000 shares remained available for grant at June 7, 2002. Prior to June 7, 2002, the Company issued 744,000 options as described below. The exercise price of the share covered by each non-qualified stock option shall be as determined by the Compensation Committee of the Board of Directors. Should an incentive stock option be granted to a person possessing more than 10% of the combined voting power of the Company, the exercise price shall not be less than 110% of the fair market value of the share on the date of grant. Options are subject to various vesting conditions as disclosed below and have a maximum term of 10 years from the grant date.

         Each option granted pursuant to the Incentive Plan is evidenced by a written agreement, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in that agreement. As at June 7, 2002, no stock options had been granted to non-employees.

         The fair value of the underlying common shares was determined to be US$9.10 per share at the measurement date, being the date of the consummation of the Plan of Reorganization of Viatel, Inc.

                        VIATEL HOLDING (BERMUDA) LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

         Stock option activity is shown below:

                                    WEIGHTED AVERAGE     NUMBER OF SHARES
                                     EXERCISE PRICE       (IN THOUSANDS)
                                    ----------------     ----------------
At January 4, 2002 ........                 --                     --
Granted at below market ...              $5.65                    744
Forfeited .................                 --                     --
Expired ...................                 --                     --
Exercised .................                 --                     --
                                         -----                    ---
Outstanding at June 7, 2002              $5.65                    744
                                         =====                    ===

         The weighted average price of options exercisable at the period end was $3.44 per share.

         The following table summarizes weighted-average option exercise price information:

                                           OPTIONS OUTSTANDING
                            ------------------------------------------------
                                NUMBER            WEIGHTED          WEIGHTED
                            OUTSTANDING AT        AVERAGE           AVERAGE
       EXERCISE              JUNE 7, 2002         REMAINING         EXERCISE
        PRICES              (IN THOUSANDS)          LIFE             PRICE
       --------             --------------        ---------         --------
        $ 0.01                   240              9.4 years          $ 0.01
        ------                   ---              ---------          ------
        $ 8.33                   504              9.4 years          $ 8.33
        ------                   ---              ---------          ------

           The vesting of the $0.01 options was 100% on the earlier of (i) one year from the May 21, 2002 (the date of grant); (ii) a Change of Control as defined in the underlying employment contract, pursuant to which the options were granted; (iii) termination of employment of the recipient of the options; and (iv) consummation of the Plan of Reorganization. Consequently, all such options vested on June 7, 2002.

           The vesting of the $8.33 options was 33.4% on the consummation of the Plan of Reorganization; 33.3% on the first anniversary of such consummation date and 33.3% on the second anniversary of such date.

           None of the options vested prior to the consummation of the Plan of Reorganization.

         Subsequent to the period end, 384,000 of the $8.33 options were forfeited and 170,000 of the $0.01 options were exercised.


(4)      INCOME TAXES

         At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied in the future, the Company and all its subsidiaries registered in Bermuda have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.

         The statutory Bermuda tax rate for the period ended June 7, 2002 was zero. The effective tax rate was zero for the period ended June 7, 2002 as the issue of shares and stock options is not taxable in Bermuda.

                        VIATEL HOLDING (BERMUDA) LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
      (United States Dollars in thousands except share and per share data)

(5)      COMMITMENTS AND CONTINGENCIES

         Prior to the consummation of the Plan of Reorganization the Company had no contingencies or commitments, except those connected with the issuance of stock options.










                        --------------------------------